Hogan & Hartson
L.L.P.
COLUMBIA SQUARE
555 THIRTEENTH STREET, NW
WASHINGTON, DC 20004-1109
TEL. (202) 637-5600
FAX (202) 637-5910
WWW.HHLAW.COM
September 28, 2005
BY HAND DELIVERY AND EDGAR
Stephen Krikorian
Accounting Branch Chief
U.S. Securities and Exchange Commission
450 5th Street, NW
Mail Stop 4-6
Washington, DC 20549

Re:	ACE*COMM Corporation
Amendment No. 2 to Registration Statement on Form S-3
Filed September 2, 2005
File No. 333-124351

Form 10-K for the fiscal year ended 6/30/2005
Filed August 31, 2005
File No. 0-21059
Dear Mr. Krikorian:
On behalf of ACE*COMM Corporation (“ACE*COMM”), set forth below are ACE*COMM’s responses to the Staff’s comment letter dated September 22, 2005 relating to your review of the above filings. ACE*COMM’s responses to the Staff’s comments are set forth below beneath the text of the corresponding comment from the comment letter.
Form 10-K for the Fiscal Year Ended June 30, 2005
Financial Statements
Notes to Consolidated Financial Statements
Note 2 — Summary of Significant Accounting Policies
Revenue Recognition, page F-7

Hogan & Hartson L.L.P.
Stephen Krikorian
U.S. Securities & Exchange Commission
September 28, 2005

1.	Your disclosure indicates that you allocate revenue to each element of multiple element arrangements based on internal price listings. In your response to comment number 9 in your letter dated June 10, 2005, you state that you have established objective evidence by separately selling each element. Furthermore, we note your disclosure on page 26 of your Critical Accounting Policies section that vendor-specific objective evidence of fair value is generally the price charged when the element is sold separately. Tell us the basis for your disclosure that objective evidence is based on internal price listings.

Response: Vendor-specific objective evidence of fair value is limited to the price charged when the element is sold separately. Each of the elements that are included in the Company’s multiple element arrangements are priced and sold separately, although, each element may not be present at each sale. The Company uses its internal pricelist as a basis for determining the individual prices for each element included in multiple element arrangements or when each element is sold individually. Accordingly, the reference to internal pricelist in the 10-K as the basis for objective evidence was used to describe the internal process the Company uses and was not intended to indicate that the pricelist was the basis for vendor-specific objective evidence. To ensure there is no confusion, the reference to internal pricelists will be removed in our 10-K/A filing.

Note 3 — Accounts Receivable, page F-11

2.	You indicate that two international customers have invoices outstanding for greater than 90 days as of June 30, 2005 amounting to $964,000. We note from disclosure throughout your filing that international customers take longer to pay, international customers have negotiated longer payment terms, and certain customers have experienced adverse changes in their financial condition. Tell us how you considered your past experience in determining whether the fixed or determinable and collectible revenue recognition criteria had been met for these two international contracts. In addition, explain to us how you considered the significant amount of invoices over 90 days and the overall increase in accounts receivable in determining the amount of your allowance for doubtful accounts of $89,000 as of June 30, 2005.

Response: The two international customers comprising the receivables outstanding for greater than 90 days as of June 30, 2005 were Giza Systems and Siemens AG. ACE*COMM considered the following in determining that the fixed or determinable and collectible revenue recognition criteria had been met:

Giza Systems comprised $520,000 of the balance which represented final payment under a $4.2 million contract where the Company delivered our products in early

Hogan & Hartson L.L.P.
Stephen Krikorian
U.S. Securities & Exchange Commission
September 28, 2005

2004 but offered extended payment terms. In accordance with SOP 97-2, the Company deferred recognition of revenue on that contract until the due date of the various payments. The customer was delinquent in paying the final payment which was originally due on June 15, 2005. In making the determination to record revenue for this amount at June 30, 2005, the Company considered the fact that Giza confirmed its obligation for the amount and paid a significant portion of the balance after June 30, 2005 and prior to filing the 10-K, and is expected to pay the remaining balance prior to September 30, 2005, completing all payments under this contract. In addition, the Company has a long contractual history of working with Giza Systems over the last five years. During that period the Company has never written off any amounts due from this customer, nor has the Company ever offered concessions or other modifications to original payment terms, and all amounts due ultimately were collected.

The outstanding Siemens invoices were for goods delivered or services performed and did not contain extended payment terms. Payment is delayed based upon contract “close out” procedures with the United States Air Force. The balance is considered collectible based on the customer’s ability to pay and our long history with the customer. In addition, Siemens has confirmed the total receivable balance during our annual audit.

The allowance for doubtful accounts is based on both a quantitative and qualitative analysis of our outstanding receivables. The Company has a long history with the two customers comprising the $964,000; both customers confirmed the outstanding balances, and the Company received partial payment of one of the balances subsequent to year end. Therefore, based upon our history with these customers, communications and discussions with each customer, acknowledgement of the receivable and our assessment of the ability of each customer to ultimately make payments the Company did not consider it necessary to increase our allowance relative to these two accounts.

Note 10 — Stockholders’ Equity, page F-15

3.	You indicate on page F-17 that there were no warrants outstanding at June 30, 2005. Tell us the basis for this statement considering that you disclose on page 25 that in conjunction with the $2,500,000 private placement on March 31, 2005, you issued 500,000 warrants to purchase common stock at an exercise price of $3.53. Also tell us the basis for your accounting for these warrants as well as the investors’ additional investment right to acquire common stock and warrants. Explain how you considered the guidance in SFAS 133 and EITF 00-19 in determining whether these

Hogan & Hartson L.L.P.
Stephen Krikorian
U.S. Securities & Exchange Commission
September 28, 2005

financial instruments should be accounted for separately as derivatives. In this regard, we note your obligation to register the underlying shares with the SEC.

Response: At June 30, 2005 the Company had outstanding warrants and additional investment rights described elsewhere in the 10-K. The Company will file an amended 10-K/A to correct this statement and add the additional disclosure. The Company considered the guidance of SFAS 133 and EITF 00-19 when the Company determined that the warrants should be treated as equity. In making this determination the Company considered that there is no provision in the contract that would require a net-cash settlement of the warrant. Further, the contract itself contemplates that unregistered shares can be issued to cover the warrant. If registration does not occur, the holder nonetheless must accept unregistered shares. The Company is required to use its best efforts to seek to register the underlying shares for resale, but the obligation is limited to best efforts and only for the resale of the shares, not the original issuance upon exercise of the warrants. Consequently, the guidance does not require asset or liability classification, and the warrants were treated as equity.
* * * * *
Your attention to this response is greatly appreciated. Should you have any questions concerning the above responses or the Amended Registration Statement, please do not hesitate to call me at (202) 637-5736 or Frank A. Bacelli at (202) 637-8769.
Respectfully submitted,
/s/ Steven M. Kaufman
Steven M. Kaufman
Enclosures

cc:	Steven R. Delmar
Frank A. Bacelli